File No. 70 -


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

DECLARATION WITH RESPECT TO
THE GUARANTY OF CERTAIN PERFORMANCE OBLIGATIONS
OF EUA COGENEX CORPORATION BY EASTERN UTILITIES ASSOCIATES

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

________________________________

EASTERN UTILITIES ASSOCIATES ("EUA")
750 West Center Street, P.O. Box 543, West Bridgewater, MA 02379

_________________________________

Clifford J. Hebert, Jr.
Treasurer
Eastern Utilities Associates
750 West Center Street,
P.O. Box 543,
West Bridgewater, MA 02379

(Name and address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:

Arthur I. Anderson, P.C.
McDermott, Will & Emery
28 State Street
Boston, MA 02109-1775

ITEM 1.         DESCRIPTION OF THE PROPOSED TRANSACTION.

A.      Proposed Transaction

Eastern Utilities Associates ("EUA"), a Massachusetts business trust and a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act") files this declaration with the Securities and Exchange Commission (the "Commission") seeking Commission approval to guaranty certain performance obligations of EUA Cogenex Corporation ("Cogenex"), a Massachusetts corporation and a wholly-owned subsidiary of EUA, in connection with (i) Cogenex's sale of certain assets to Fleet Business Credit Corporation ("Fleet Business Credit") (the "Asset Sale"), and (ii) the proposed restructuring and additional funding by Fleet Business Credit of certain Cogenex contracts previously sold to Fleet Business Credit under a separate program agreement (the "Restructuring").

In accordance with that certain term sheet, dated December 3, 1999 by and between Cogenex and Fleet Business Credit (the "Term Sheet"), Cogenex proposes to sell to Fleet Business Credit in consideration for $75 million approximately $81 million worth of assets which will include energy service contracts (including those under the Restructuring), notes receivable, and energy efficient equipment (collectively the "Assets").

The total proposed contracts to be sold under the Asset Sale and the residual balance of those previously sold under the Restructuring (the "Contracts") will generate as of January 1, 2000 approximately $110 million of gross cash flow. The net present value of the cash flow related to the Assets based upon a projected discount rate of 8.45% is approximately $86 million with a book value of approximately $81 million as of January 1, 2000. The total amount to be funded to Cogenex by Fleet Business Credit under the Asset Sale and the Restructuring, is estimated to be approximately $75 million.

Cogenex calculates that the Asset Sale and the Restructuring will generate a gross book gain of approximately $5 million. Cogenex proposes to record against such gain an estimated $3 million necessary to provide the future servicing of all the Contracts under the Asset Sale and the Restructuring. The approximate $2 million balance of the book gain remaining will be used by Cogenex in connection with the retirement of all of its outstanding debt to pay off the "make whole premiums" on its 10.56 % and 9.6% long-term debt issues.

B.      Request for Performance Guaranty

Fleet Business Credit has requested as a condition to entering into the Asset Sale and the Restructuring, that EUA or its agreed upon successor (i) maintain a fifty-one percent (51%) ownership of Cogenex, and (ii) guaranty Cogenex's obligations under the Asset Sale and the Restructuring, including without limitation the continued service and performance of the Contracts thereunder (which shall include ensuring measurement and verification, billing and collection and that the contracts are administered according to their contractual terms) (the "Performance Guaranty"). Under the Asset Sale and the Restructuring, Fleet Business Credit will assume all third party credit risk under the Contracts. The total principal subject to the Performance Guaranty will be approximately $100 million ($75 million for the Asset Sale and Restructuring and $25 million previously funded by Fleet Business Credit prior to the Restructuring).

C.      Potential Risks Associated with Guaranty

       EUA believes that the risk posed by entering into the Performance
Guaranty with Fleet Business Credit is not significant.   The first potential
risk to EUA is the cost of servicing the Contracts under the Asset Sale and the Restructuring. At the close of the transactions, Cogenex estimates that the balance in the total accrued servicing costs for the Contracts under the Asset Sale and the Restructuring, will be $4 million. EUA calculates that the excess net present value of the cash flow of $11 million (total estimated net present value of the portfolio of $111 million less the total amount owed Fleet Business Credit of $100 million) should be more than adequate to fund all the ongoing servicing obligations of the Contract under t he Asset Sale and the Restructuring.

       The second risk posed by the Performance Guaranty relates to the potential voluntary termination of the Contracts. The total termination value of the Contracts at January 1, 2000 is estimated to be approximately $85 million. If all the host customers were to voluntarily terminate their contracts at the same time, the maximum amount of termination shortfall as of January 1, 2000 would be $15 million ($85 million less the funded amount of $100 million).

        EUA believes the termination risk, however, is minimal based upon the following facts and circumstances. Historically, very few customers voluntarily terminate their contracts. Many of the Contracts form part of Demand-Side Management programs which do not allow host customers to receive Demand-Side Management payments. As a result, there is no economic incentive under such programs for the host customer to voluntary terminate its contract. Additionally, all Demand-Side Management contracts allow for providers to replace lost capacity through the assignment and/or replacement of such contracts, which would further enable Cogenex to mitigate potential termination losses.

        After the completion of the Asset Sale, the Restructuring and the discharge of its third party debt, Cogenex will still retain approximately $50 million in assets, including accounts receivable, residual cash flow for projects sold in excess of the funded amount and other performing Demand-Side Management assets, all of which will be available on a stand alone basis to satisfy any Performance Guaranty shortfalls.

       Finally, if Cogenex were ever dissolved for whatever reason, EUA would be liable to Fleet Business Credit for up to $100 million, equal to the full amount of the credit under the Performance Guaranty. Such a scenario, nevertheless, is highly unlikely. Cogenex receives significant cash flow from its Contracts and EUA has no intention of dissolving Cogenex.



        D.      Request for Authorization to Issue Performance Guaranty

        EUA hereby proposes and requests authorization to enter into the Performance Guaranty with Fleet Business Credit in order to enable Cogenex to go forward with the Asset Sale and the Restructuring and to extinguish all of its third party debt.


ITEM 2.         FEES, COMMISSIONS, AND EXPENSES.

        The fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described will be filed by amendment.

ITEM 3.         APPLICABLE STATUTORY PROVISIONS.

        The sections of the Act and rules or exemptions thereunder that the applicants believe are or may be applicable to the transactions proposed are set forth below:

     Guaranty of obligations of Cogenex    Section 12(b); Rule 45(a).


ITEM 4.         REGULATORY APPROVALS.

        No state commission and no Federal commission, other than the Commission, has jurisdiction over the proposed transactions.

ITEM 5.         PROCEDURE.

(a) In order to enable EUA to enter into the Performance Guaranty and for Cogenex to undertake the other related transactions contemplated in Item 1, EUA requests that the Commission issue and publish not later than January 31, 2000 a notice with respect to the filing of this declaration and issue its order herein on the earliest practicable date.

(b) No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.


ITEM 6.         EXHIBITS AND FINANCIAL STATEMENTS.

        (a)     Exhibits.

*   To be filed by Amendment

                Exhibit B-1             Term Sheet

                Exhibit B-3             Performance Guaranty *

                Exhibit F               Opinion of Counsel *

                Exhibit G               Proposed Form of Notice

        (b)     Financial Statements

*   To be filed by Amendment

ITEM 7.         ENVIRONMENTAL EFFECTS.

The proposed transactions do not involve major Federal action having a significant effect on the human environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.



S I G N A T U R E


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this statement to be duly signed on its behalf by the undersigned thereunto duly authorized.

Date:   January 19, 2000


EASTERN UTILITIES ASSOCIATES



By  /s/ Clifford J. Hebert, Jr.
Clifford J. Hebert, Jr.
Treasurer